Exhibit (a)(5)(c)

Riviera Resources Raises Third Quarter 2018 Upstream Guidance, Revises Up Its EBITDA Range on Its First Midstream Processing Plant and Announces Third Quarter 2018 Earnings Conference Call

HOUSTON, October 18, 2018 – Riviera Resources, Inc. (OTCQX: RVRA) (“Riviera” or the “Company”) raises guidance for the third quarter 2018 and announces its third quarter 2018 earnings conference call.

The Company highlights the following updates to third quarter 2018 guidance:

•	Production guidance has been raised by approximately 4.5% primarily due to higher non-op activity in the Anadarko Basin and less downtime across many of our asset areas.

•	Adjusted EBITDAX of $12 million versus previous guidance of $4 million driven by higher upstream production and lower severance costs.

•

The Company’s consolidated cash balance at the end of the quarter is estimated to be approximately $157 million, approximately $57 million higher than previous guidance. The higher cash balance was driven by lower capital spending, higher adjusted EBITDAX and more cash being returned from LINN Energy, Inc. (“LNGG”) due to an earlier consolidation of LNGG with Roan Resources, LLC than had previously been forecasted.

Blue Mountain Midstream Business Updates

Blue Mountain has made considerable progress in mitigating long term widening price basis at its index points. As a result of these efforts, Blue Mountain is estimating that its first processing plant, when full, will generate EBITDA between $110-$125 million, up from its previous guidance of $100-$125 million.

Blue Mountain’s existing arrangements provide for mitigation of the basis exposure with an expected elimination of the basis exposure not later than the first quarter of 2020. However, due to current exposure to widening basis, the mid-point of the Company’s guidance with respect to third quarter 2018 other revenues related to the Blue Mountain Midstream business has been lowered by approximately $2 million. In addition, sustained volume ramp up at the cryogenic plant has been limited by normal, one-time outages for ongoing compression installation needed to allow the plant to operate at full capacity as well as downstream tie-ins required to increase take away capacity. The estimated third quarter throughput has been revised to 123 MMcf/d versus a guidance range of 125 MMcf/d to 140 MMcf/d. As a result of these short term developments, the Company expects weaker margins to continue into the fourth quarter of 2018.

Updated Third Quarter 2018 Guidance

The information below provides investors with updated third quarter 2018 guidance estimates.

	Previous Guidance Q3 2018E	Updated Guidance Q3 2018E
Net Production (MMcfe/d)	275 – 305	296 – 309
Natural gas (MMcf/d)	225 – 250	238 – 248
Oil (Bbls/d)	1,300 – 1,500	1,400 – 1,500
NGL (Bbls/d)	6,900 – 7,700	8,200 – 8,600

Other revenues, net (in thousands) (1)	$9,000 – $13,000	$9,000 – $11,000
Blue Mountain Midstream business	$3,000 – $6,000	$2,250 – $2,500
Other	$6,000 – $7,000	$6,750 – $8,500

Costs (in thousands)	$48,000 – $54,000	$50,000 – $55,000
Lease operating expenses	$23,000 – $25,000	$22,000 – $24,000
Transportation expenses	$19,000 – $21,000	$21,000 – $23,000
Taxes, other than income taxes	$6,000 – $8,000	$7,000 – $8,000

Adjusted general and administrative expenses (2)	$22,000 – $24,000	$26,000 – $27,000
General and administrative- severance expenses	$12,000 – $14,000	$7,500 – $8,500

	Previous Guidance Q3 2018E	Updated Guidance Q3 2018E

Targets (Mid-Point) (in thousands)
Adjusted EBITDAX	$4,000(3)	$12,000(4)
Oil and natural gas capital	$16,000	$7,500
Blue Mountain Midstream capital	$29,000	$22,500
Total capital	$50,000	$34,000

Cash balance as of 9/30/2018 (in thousands)	$100,000	$157,000

Weighted Average NYMEX Differentials
Natural gas (MMBtu)	($0.47) – ($0.38)	($0.37) – ($0.33)
Oil (Bbl)	($5.05) – ($4.55)	$3.25 – $3.75
NGL price as a % of crude oil price	36% – 41%	42% – 44%

(1)	Includes other revenues and margin on marketing activities
(2)	Excludes share-based compensation expenses and severance expenses
(3)

Includes a reduction to Adjusted EBITDAX for certain non-recurring estimated G&A expenses, including severance expenses of $13 million, spin transaction costs of $6 million, land diligence costs of $1 million

(4)

Includes a reduction to Adjusted EBITDAX for certain non-recurring estimated G&A expenses, including severance expenses of $8 million, spin transaction costs of $7 million, land diligence costs of $1 million

Third Quarter Earnings Release / Form 10 Q

The Company will host a conference call Thursday, November 8, 2018 at 10 a.m. (Central) to discuss the Company’s third quarter 2018 results and expects to file its third quarter form 10-Q with the Securities and Exchange Commission on or around that date. There will be prepared remarks by executive management followed by a question and answer session.

Investors and analysts are invited to participate in the call by dialing (877) 706-1090, or (857) 270-6216 for international calls using Conference ID: 6034478. Interested parties may also listen over the internet at www.rivieraresourcesinc.com.

A replay of the call will be available on the Company’s website.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The Company’s previously announced cash tender offer is being made solely by the Company’s Offer to Purchase and the related Letter of Transmittal relating to the tender offer, as they may be amended or supplemented, that have been distributed to stockholders and filed with the Securities and Exchange Commission (the “SEC”). Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed on September 25, 2018 in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (800) 249-7140 (toll-free), by email at: rvra@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Morgan Stanley & Co. LLC, the dealer manager for the tender offer, by telephone at: (855) 483-0952 (toll-free) or in writing to: 1585 Broadway, New York, NY 10036.

Forward-Looking Statements

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to our ability to consummate the tender offer, financial and operational performance and results, low or declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Registration Statement on Form S-1, Quarterly Report on Form 10-Q and other public filings. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

ABOUT RIVIERA RESOURCES

Riviera Resources, Inc. is an independent oil and natural gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to its stockholders. Riviera’s properties are located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions. Riviera also owns Blue Mountain Midstream LLC, a midstream company centered in the core of the Merge play in the Anadarko Basin.

CONTACT:

Riviera Resources, Inc.

Investor Relations

(281) 840-4168

IR@RVRAresources.com